Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31	Years Ended December 31
	2015	2014	2013	2012	2011	2010
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$1,386	5,711	5,509	6,624	6,619	1,314
Distributions less than equity in earnings of affiliates	(337)	197	(354)	(872)	(951)	(723)
Fixed charges, excluding capitalized interest*	118	397	365	376	142	153
	$1,167	6,305	5,520	6,128	5,810	744

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$86	267	275	246	17	1
Capitalized interest	16	20	—	—	—	4
Interest portion of rental expense	31	125	83	121	116	133
	$133	412	358	367	133	138
Ratio of Earnings to Fixed Charges	8.8	15.3	15.4	16.7	43.7	5.4
* Includes amortization of capitalized interest totaling approximately $2 million for the three months ended March 31, 2015. Amortization of capitalized interest for the years ended December 31, totaled approximately $6 million in 2014, $7 million in 2013, $9 million in 2012, $9 million in 2011, and $19 million in 2010.